Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 31, 2020)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated December 31, 2020 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2020 and declared effective by the Commission on December 31, 2020.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $208,724,873.50 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash at a current exercise price of $11.50 per share.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On February 16 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 13, 2021

QuantumScape Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California	95110
(Address of principal executive offices)	(Zip code)

(408) 452-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	QS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 13, 2021, QuantumScape Corporation, a Delaware corporation (the “Company”) and Continental Stock Transfer & Trust Company (the “Transfer Agent”), amended the Warrant Agreement, dated as of June 25, 2020, by and between the Company and the Transfer Agent (the “Warrant Agreement”). The Warrant Agreement has been amended to (i) advance the earliest exercise date of the Public Warrants (as defined in the Warrant Agreement) to March 5, 2021 rather than June 30, 2021 and (ii) clarify that this advancement of the earliest exercise date of the Public Warrants will not impact the earliest date of redemption of the Public Warrants, the Private Placement Warrants (as defined in the Warrant Agreement) or the Working Capital Warrants (as defined in the Warrant Agreement). The earliest redemption date of the Public Warrants will remain July 30, 2021 and the earliest redemption date of the Private Placement Warrants and Working Capital Warrants will remain September 28, 2021. The earliest exercise date of the Private Placement Warrants and Working Capital Warrants will remain June 30, 2021. As of March 5, 2021, warrant holders may exercise their Public Warrants to purchase the Company’s Class A common stock, par value $0.0001 per share, at $11.50 per share.

Item 7.01	Regulation FD Disclosure

On February 16, 2021, the Company issued a press release announcing the amendment to the Warrant Agreement.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 7.01, including Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference into any other filing under the Exchange Act or the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

4.1	Amendment to Warrant Agreement

99.1	Press Release dated February 16, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 16, 2021

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Chief Legal Officer and Head of Corporate Development

Exhibit 4.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

between

QUANTUMSCAPE CORPORATION

and

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

This Amendment No. 1 to the Warrant Agreement (the “Amendment”) is entered into as of February 13, 2021, by and between QuantumScape Corporation, a Delaware corporation (the “Company”), f/k/a Kensington Capital Acquisition Corp. (“Kensington”), and Continental Stock Transfer & Trust Company (the “Warrant Agent,” also referred to herein as the “Transfer Agent”).

RECITALS

WHEREAS, Kensington and the Transfer Agent are parties to that certain Warrant Agreement dated as of June 25, 2020 (the “Agreement”);

WHEREAS, the Company and the Transfer Agent desire to amend the Agreement in order to move forward the earliest exercise date of the Public Warrants (as defined in the Agreement) to March 5, 2021;

WHEREAS, the Company and the Transfer Agent desire to amend the Agreement to clarify that the earliest date of redemption as currently contemplated by the Agreement will not change and that moving forward the exercise date of the Public Warrants will in no way move forward the earliest date of redemption of the Public Warrants, the Private Warrants (as defined in the Agreement) or the Working Capital Warrants (as defined in the Agreement); and

WHEREAS, Section 9.8 of the Agreement provides that the Agreement may be amended by the Company and the Transfer Agent for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Agreement as such parties may deem necessary or desirable and that such parties deem shall not adversely affect the interest of the Registered Holders (as defined in the Agreement).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend the Agreement as follows:

1. The first sentence of Section 3.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”), and (ii) the date that is twelve (12) months from the date of the closing of the Offering, except in the case of a Public Warrant, which may be exercised as early as March 5, 2021 and, in the case of each Warrant, terminating at 5:00 p.m., New York City time on the earliest to occur of: (x) the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company if the Company fails to complete a Business Combination, and (z) other than with respect to the Private Placement Warrants and Working Capital

Warrants then held by the Sponsor or initial lender, as applicable, or any of their respective Permitted Transferees in connection with a redemption pursuant to Section 6.1 hereof, the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant or a Working Capital Warrant held by the Sponsor or initial lender, as applicable, or their respective Permitted Transferees, in connection with a redemption pursuant to Section 6.1 hereof) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant or a Working Capital Warrant held by the Sponsor or initial lender, or their respective Permitted Transferees, in the event of a redemption pursuant to Section 6.1 hereof) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date.”

2. Section 6.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Redemption of Warrants for when the price per share of Common Stock equals or exceeds $18.00. Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time on or after July 30, 2021 and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at the price (the “Redemption Price”) of $0.01 per Warrant, provided that the last reported sales price of the Common Stock (or security other than Common Stock into which the Common Stock has been converted or exchanged for in the event that the Company is not the surviving company in its initial Business Combination) reported has been at least $18.00 per share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third Business Day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the issuance of the shares of Common Stock (or security other than Common Stock into which the Common Stock has been converted or exchanged for in the event that the Company is not the surviving company in its initial Business Combination) issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1.”

3. The first sentence of Section 6.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Redemption of Warrants when the price per share of Common Stock equals or exceeds $18.00. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, commencing ninety (90) days after June 30, 2021 and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.10 per Warrant, provided that the last reported sales price of the Common Stock (or security other than Common Stock into which the Common Stock has been converted or exchanged for in the event that the Company is not the surviving company in its initial Business Combination) reported has been at least $10.00 per share (subject to adjustment in compliance with Section 4 hereof), on the trading day prior to the date on which notice of the redemption is given, provided that the Private Placement warrants are also concurrently called for redemption at the same price as the outstanding Public Warrants, and provided that there is an effective registration statement covering the issuance of the Common Stock (or security other than Common Stock into which the Common Stock has been converted or exchanged for in the event that the Company is not the surviving company in its initial Business Combination) issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below). During the Redemption Period in connection with a redemption pursuant to this Section 6.2, Registered Holders of the Warrants may elect to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of shares of Common Stock (or security other than Common Stock into which the Common Stock has been converted or exchanged for in the event that the Company is not the surviving company in its initial Business Combination) determined by reference to the table below, based on the Redemption Date (calculated for purposes of the table as the period to expiration of the Warrants) and the “Fair Market Value” (as such term is defined in subsection 3.3.1(b)) (a “Make-Whole Exercise”).”

4. Miscellaneous.

(a) Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

(b) Entire Agreement. This Amendment, together with the Agreement, constitute the full and entire agreement between the parties with regard to the subjects hereof.

(c) Effect of Amendment. All provisions of the Agreement not specifically amended hereby shall remain in full force and effect and shall be unaffected by this Amendment. In the event of any conflict or inconsistency between the terms and conditions of this Amendment and the terms and conditions of the Agreement, the terms and conditions of this Amendment shall control.

(d) Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants (as defined in the Agreement) shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

(e) Counterparts. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

(f) Amendments. This Amendment may be amended by the parties hereto for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Amendment as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders.

(g) Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Warrant Agreement as of the date first set forth above.

COMPANY

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy

Name:	Michael McCarthy
Title:	Chief Legal Officer and
Head of Corporate Development

Signature Page to Amendment No. 1 to

Warrant Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Warrant Agreement as of the date first set forth above.

WARRANT AGENT

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Ana Gois

Name:	Ana Gois
Title:	Vice President

Signature Page to Amendment No. 1 to

Warrant Agreement

Exhibit 99.1

QuantumScape Announces an Amendment to the Warrant Agreement to

Advance the Exercise Date of the Public Warrants

SAN JOSE, CA (February 16, 2021) – QuantumScape Corporation (NYSE: QS, or “QuantumScape”), a leader in the development of next generation solid-state lithium-metal batteries, today announced that the Warrant Agreement, dated June 25, 2020, between QuantumScape and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) was amended to allow for the earlier exercise of the public warrants to purchase shares of QuantumScape’s Class A common stock (the “Public Warrants”). The Public Warrants were issued in connection with the IPO in June 2020 and the shares of Class A common stock underlying the Public Warrants were registered on the Form S-1 declared effective on December 31, 2020 (Registration No. 333-251433).

Prior to the amendment, the Public Warrants were exercisable starting on June 30, 2021. Following the amendment, the Public Warrants are now exercisable starting on March 5, 2021, thus allowing for holders of Public Warrants to exercise their right to purchase one share of QuantumScape’s Class A common stock for $11.50 for each Public Warrant starting at this earlier date. All other terms in the Warrant Agreement, including the redemption terms for the Public Warrants, remain unchanged; QuantumScape may not redeem Public Warrants before July 30, 2021. Additionally, the terms for all other outstanding QuantumScape warrants remain unchanged.

Additional information on the amendment of the Warrant Agreement can be found in QuantumScape’s SEC filings posted on https://ir.quantumscape.com/. Questions concerning exercise of the Public Warrants can be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, telephone number (212) 509-4000.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of QuantumScape’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About QuantumScape Corporation

QuantumScape is a leader in the development of next generation solid-state lithium-metal batteries for use in electric vehicles. QuantumScape’s mission is to revolutionize energy storage to enable a sustainable future.

For additional information, please visit www.quantumscape.com.

Contacts:

For Investors

John Saager, CFA

Head of Investor Relations

ir@quantumscape.com

For Media

media@quantumscape.com